 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2023
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Redhill Biopharma Ltd. (“RedHill” or the “Company”) announced today the departure of Mr. Micha Ben Chorin as its Chief Financial Officer, effective May 1, 2023. After more than seven years of financial leadership at the Company, Mr. Ben Chorin is leaving to pursue other career opportunities. He will remain with the Company on an advisory basis through the end of May 2023. Mr. Ben Chorin will be replaced as Chief Financial Officer by the Company's current Vice President, Finance, Mr. Razi Ingber.

Having joined RedHill in 2018, Mr. Ingber has served as our Vice President, Finance, since April 2022. Prior to that, he served in various financial positions at the Company. Mr. Ingber has extensive financial experience, specializing in financial reporting and accounting, financial planning, transactions and business analytics. Between 2011 and 2018, Mr. Ingber held several positions at PwC Israel, ultimately serving as an audit manager responsible for leading audit teams for several public and private companies. Mr. Ingber holds an M.A. and a B.A. from Tel-Aviv University and is a Certified Public Accountant.

Mr. Dror Ben-Asher, RedHill’s CEO said: “I have worked side-by-side with Micha for more than seven years, in which he served as a trusted and vital part of the RedHill leadership, playing a crucial role in the acquisition of Movantik from AstraZeneca, the FDA approval and launch of Talicia® and the navigation of the Company’s financial operations through the pandemic and challenging market conditions for our sector and for RedHill. I am deeply grateful for Micha’s immense contribution and personal commitment during his tenure at RedHill. We all wish Micha success as he forges his career outside of the Company. Razi has worked closely with Micha over several years and we expect a smooth transition. Razi has deep familiarity with the Company’s business and has already become a valuable senior leader, leading the finance team of the Company’s U.S. commercial arm, including the negotiation and implementation of our recent debt extinguishment transaction. Given his experience and talent, I look forward to seeing Razi guiding the Company’s financial health for years to come.”

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099) and on June 27, 2022 (File No. 333-265845), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848) and on July 29, 2021 (File No. 333-258259).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: April 21, 2023	By:	/s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer